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EXHIBIT 99.8

SUPPLEMENTAL RESERVES INFORMATION

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, "Extractive Activities – Oil and Gas."

References in tables in this Exhibit to "Consolidated Entities" relate to Talisman Energy Inc. and the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Effective January 1, 2013, the Company adopted International Financial Reporting Standards ("IFRS") 11 Joint Arrangements which requires Talisman to account for its investments in Talisman Sinopec Energy UK Limited ("TSEUK") and Equion Energía Limited ("Equion") using the equity method of accounting. References in tables in this exhibit to "Share of Equity Investees" relates to Talisman's 51% equity interest in TSEUK and Talisman's 49% equity interest in Equion respectively.

Unless the context indicates otherwise, references in this Exhibit 99.8 to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc., partnership interests held by Talisman Energy Inc. and its subsidiaries, and also include Talisman's equity interests in TSEUK and Equion. Such use of "Talisman" or the "Company" to refer to these other legal entities, partnership interests and equity interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Note that the numbers in each column of the tables throughout this Exhibit may not add due to rounding.

Please refer to the Advisories and Abbreviations section at the end of this Exhibit.

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped and total proved reserves as at December 31, 2014. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

Year ended December 31, 2014	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

CONSOLIDATED ENTITIES

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	46.1	2.7	48.8

United States	25.4	24.9	50.3

North Sea(6)

Norway	4.4	–	4.4

Southeast Asia

Indonesia	3.4	1.0	4.4

Malaysia	8.2	0.1	8.3

Australia	1.5	–	1.5

Papua New Guinea	–	1.8	1.8

Vietnam	6.1	0.5	6.6

Latin America

Colombia(6)	3.7	3.5	7.2

Other

Algeria	8.9	–	8.9

Total	107.7	34.5	142.2

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       1

Year ended December 31, 2014	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

Natural Gas (bcf)

North America

Canada	411.4	35.3	446.7

United States	1,067.4	665.4	1,732.8

North Sea(6)

Norway	7.6	–	7.6

Southeast Asia

Indonesia	514.5	286.8	801.3

Malaysia	82.9	11.5	94.4

Australia	–	–	–

Papua New Guinea	–	–	–

Vietnam	3.5	0.3	3.8

Latin America

Colombia(6)	–	–	–

Other

Algeria	–	–	–

Total	2,087.3	999.3	3,086.6

SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

North Sea (TSEUK)	31.9	13.2	45.1

Latin America (Equion)	8.0	2.1	10.1

Total	39.9	15.3	55.2

Natural Gas (bcf)

North Sea (TSEUK)	2.4	22.3	24.7

Latin America (Equion)	44.9	–	44.9

Total	47.3	22.3	69.6

PROVED RESERVES OF CONSOLIDATED ENTITIES AND SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

Total	147.6	49.8	197.4

Natural Gas (bcf)

Total	2,134.6	1,021.6	3,156.2

1)
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2)
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate, if the extraction is by means not involving a well are included as proved developed reserves.

3)
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4)
"Net" reserves are the reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests.

5)
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in net reserves using effective rates over the life of the contract.

6)
Does not include reserves related to Talisman's investments in TSEUK and Equion, shown separately under "Share of Reserves of Equity Investees" in this table.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC and the US Energy Information Administration.

2       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Reserves Reconciliations

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

CONSOLIDATED ENTITIES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	0.2	(0.9)	5.9

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Revisions to previous estimates	5.1	(1.5)	(121.4)	(2.1)	(2.0)	1.5	(12.8)	0.2	(133.0)

2012 Production	(5.7)	(2.5)	(18.5)	(7.2)	(2.1)	(7.2)	(0.1)	(1.9)	(45.2)

Proved reserves at December 31, 2012	59.9	24.7	–	14.5	10.5	27.2	0.1	12.9	149.8

Discoveries, additions and extensions	5.8	23.2	–	0.0	–	2.9	2.1	–	34.0

Purchase of reserves	0.1	–	–	–	–	–	–	–	0.1

Sale of reserves	(1.0)	–	–	–	–	–	–	–	(1.0)

Revisions to previous estimates	–	(4.2)	–	1.2	(2.5)	(0.3)	0.4	1.1	(4.3)

2013 Production	(4.8)	(4.9)	–	(5.0)	(1.4)	(7.2)	(0.3)	(1.8)	(25.4)

Proved reserves at December 31, 2013	60.0	38.8	–	10.7	6.6	22.6	2.3	12.2	153.2

Discoveries, additions and extensions	6.3	15.4	–	–	–	3.3	4.2	–	29.2

Purchase of reserves	–	–	–	–	–	–	–	–	–

Sale of reserves	(1.4)	–	–	–	(1.0)	–	–	–	(2.4)

Revisions to previous estimates	(9.5)	2.2	–	(1.9)	(0.1)	1.5	1.7	(1.2)	(7.3)

2014 Production(1)	(6.6)	(6.1)	–	(4.4)	(1.1)	(9.2)	(1.0)	(2.1)	(30.5)

Proved reserves at December 31, 2014	48.8	50.3	–	4.4	4.4	18.2	7.2	8.9	142.2

Proved developed

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	–	8.4	7.0	15.0	8.8	7.6	112.9

December 31, 2013	54.8	16.1	–	6.9	4.8	21.0	2.3	10.3	116.2

December 31, 2014	46.1	25.4	–	4.4	3.4	15.8	3.7	8.9	107.7

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	–	–	(428.9)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Revisions to previous estimates	(101.4)	66.0	(32.1)	(42.0)	(3.9)	7.5	(83.5)	–	(189.4)

2012 Production	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	–	–	(457.6)

Proved reserves at December 31, 2012	1,022.3	1,325.0	–	33.1	994.7	168.6	–	–	3,543.7

Discoveries, additions and extensions	151.7	459.8	–	0.0	6.5	3.3	–	–	621.3

Purchase of reserves	4.0	–	–	–	–	–	–	–	4.0

Sale of reserves	(14.6)	–	–	–	–	–	–	–	(14.6)

Revisions to previous estimates	65.8	26.3	–	(12.3)	(10.2)	(7.1)	–	–	62.5

2013 Production	(110.0)	(159.4)	–	(3.1)	(101.0)	(25.8)	–	–	(399.3)

Proved reserves at December 31, 2013	1,119.2	1,651.7	–	17.7	890.0	139.0	–	–	3,817.6

Discoveries, additions and extensions	77.5	391.6	–	–	21.7	6.2	–	–	497.0

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       3

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Purchase of reserves	–	–	–	–	–	–	–	–	–

Sale of reserves	(624.1)	(1.1)	–	–	(6.7)	–	–	–	(631.9)

Revisions to previous estimates	(48.0)	(142.0)	–	(2.1)	(3.9)	(20.1)	–	–	(216.1)

2014 Production(1)	(77.9)	(167.4)	–	(8.0)	(99.8)	(26.9)	–	–	(380.0)

Proved reserves at December 31, 2014	446.7	1,732.8	–	7.6	801.3	98.2	–	–	3,086.6

Proved developed

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	–	13.8	591.5	125.3	–	–	2,282.5

December 31, 2013	760.6	821.6	–	7.6	632.4	114.1	–	–	2,336.3

December 31, 2014	411.4	1,067.4	–	7.6	514.5	86.4	–	–	2,087.3

	UK (TSEUK)	Latin America (Equion)	Total

SHARE OF RESERVES OF EQUITY INVESTEES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	3.7	3.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	99.8	12.9	112.7

2012 Production	(0.4)	(3.2)	(3.6)

Proved reserves at December 31, 2012	99.4	13.4	112.8

Discoveries, additions and extensions	2.0	0.4	2.4

Purchase of reserves	8.5	–	8.5

Sale of reserves	–	–	–

Revisions to previous estimates	(27.6)	–	(27.6)

2013 Production	(6.8)	(2.9)	(9.7)

Proved reserves at December 31, 2013	75.5	10.9	86.4

Discoveries, additions and extensions	(0.1)	1.5	1.4

Purchase of reserves	0.5	–	0.5

Sale of reserves	–	–	–

Revisions to previous estimates	(25.0)	0.5	(24.5)

2014 Production(1)	(5.8)	(2.8)	(8.6)

Proved reserves at December 31, 2014	45.1	10.1	55.2

Proved developed

December 31, 2011	–	–	–

December 31, 2012	84.0	8.8	92.8

December 31, 2013	60.5	8.3	68.8

December 31, 2014	31.9	8.0	39.9

4       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	UK (TSEUK)	Latin America (Equion)	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	(9.6)	(9.6)

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	33.0	87.3	120.3

2012 Production	–	(11.5)	(11.5)

Proved reserves at December 31, 2012	33.0	66.2	99.2

Discoveries, additions and extensions	1.4	4.3	5.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	(1.6)	(0.4)	(2.0)

2013 Production	(0.6)	(11.7)	(12.3)

Proved reserves at December 31, 2013	32.2	58.4	90.6

Discoveries, additions and extensions	(0.1)	–	(0.1)

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	(6.9)	(2.1)	(9.0)

2014 Production(1)	(0.5)	(11.4)	(11.9)

Proved reserves at December 31, 2014	24.7	44.9	69.6

Proved developed

December 31, 2011	–	–	–

December 31, 2012	8.2	66.2	74.4

December 31, 2013	6.0	58.4	64.4

December 31, 2014	2.4	44.9	47.3

1)
2014 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

The narrative in the remainder of this subsection references a total of consolidated entities and Talisman's share of equity investees on a combined oil and natural gas liquids and natural gas or barrels of oil equivalent (boe) basis.

Discussion of Continuity of Net Proved Reserves

In 2014, the Company's net proved reserves decreased by 168 mmboe. Additions and technical revisions, primarily in the US and Canada, replaced 99% of the 104 mmboe produced during 2014. Major negative revisions due to price and economic factors resulted in a decrease of 60 mmboe. These revisions occurred predominantly in the United Kingdom and the US. Net acquisitions and divestments, almost entirely in Canada, resulted in a further reduction of 107 mmboe.

Proved Undeveloped Reserves

Talisman's proved undeveloped reserves related to its consolidated entities and its share of equity investees were 34.5 mmbbls of oil and natural gas liquids and 999.3 bcf of natural gas as at December 31, 2014, a decrease of 2.5 mmbbls and 482 bcf, respectively,

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       5

compared to year-end 2013. The following table and subsequent discussion reflects the changes to the gross proved undeveloped reserves during the year ended December 31, 2014.

	Oil and Natural Gas Liquids (mmbbls)	Natural Gas (bcf)	Total BOE (mmbbls)

CONSOLIDATED ENTITIES

Proved Undeveloped Reserves at December 31, 2013	37.0	1,481.3	284.0

Discoveries, Additions and Extensions	13.4	250.0	55.1

Purchase of Reserves	0.0	0.0	0.0

Sale of Reserves	(1.0)	(293.2)	(49.9)

Revisions to previous estimates	(4.4)	(253.4)	(46.6)

Conversion to Proved Developed Reserves	(10.5)	(185.4)	(41.5)

Proved Undeveloped Reserves at December 31, 2014	34.5	999.3	201.1

SHARE OF EQUITY INVESTEES

Proved Undeveloped Reserves at December 31, 2013	17.6	26.2	22.0

Discoveries, Additions and Extensions	0.6	0.0	0.6

Purchase of Reserves	0.0	0.0	0.0

Sale of Reserves	0.0	0.0	0.0

Revisions to previous estimates	(1.5)	(3.8)	(2.2)

Conversion to Proved Developed Reserves	(1.4)	(0.1)	(1.4)

Proved Undeveloped Reserves at December 31, 2014	15.3	22.3	19.0

The Company developed 14% of proved undeveloped reserves in 2014. On a total proved undeveloped reserves basis, 42.9 mmboe were converted out of a starting balance of 306 mmboe. Talisman spent approximately $544 million in 2014 to develop its proved undeveloped reserves. Major areas for conversion were several projects in Marcellus and Eagle Ford.

Talisman also had total discoveries, additions, and extensions of 55.7 mmboe. Major areas for additions were also Marcellus and Eagle Ford. All of Talisman's proved undeveloped reserves as at December 31, 2014 are scheduled for development within five years of original booking, except for the special circumstances described below. Undeveloped reserves are booked only when all criteria including technical, commercial, and development plans were met. Talisman reviews the economics of its properties containing undeveloped reserves using evaluation techniques commonly accepted in the industry, fully compliant with all regulations, and also with its own pricing and economic assumptions. Through this active management process, Talisman selects some properties for further development activities while others are held in abeyance, sold, or swapped. Actual timing of the development of undeveloped reserves is based on various factors including economic conditions, technical performance and capital availability and allocation of necessary resources.

As of December 31, 2014 the only material proved undeveloped reserves that were five years or older were in Indonesia, Malaysia and the UK. The Indonesia and Malaysia undeveloped gas reserves will be developed as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The UK undeveloped oil reserves are located in new offshore projects that are underway and where significant capital has already been spent.

Talisman booked certain of its proved undeveloped reserves in North America, in fields where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than directly offsetting development spacing. Talisman utilized a combination of 3D seismic, core analysis, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves.

6       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Discounted Future Net Cash Flows

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2014	2013	2012

CONSOLIDATED ENTITIES(4)

Crude oil & liquids (US$/bbl)

Canada(1)	58.05	56.17	61.51

US(1)	60.33	63.10	73.76

UK	–	–	–

Norway	94.57	100.67	103.21

Indonesia	91.51	90.67	102.57

Other Southeast Asia(2)	103.21	112.68	115.83

Latin America	89.29	97.52	90.00

Other(3)	98.88	106.60	108.59

Total	73.05	78.79	88.18

Natural gas (US$/mcf)

Canada	4.37	3.12	2.48

US	3.97	3.67	2.81

UK	–	–	–

Norway	8.88	10.04	6.78

Indonesia	9.97	9.34	8.31

Other Southeast Asia(2)	6.71	7.14	7.78

Latin America	–	–	–

Other(3)	–	–	–

Total	5.90	5.25	4.86

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       7

Average Prices	2014	2013	2012

SHARE OF EQUITY INVESTEES(4)

Crude oil & liquids (US$/bbl)

UK (TSEUK)	100.33	107.78	111.19

Latin America (Equion)	82.66	98.52	104.36

Total Share of Equity Investees	96.47	106.35	110.21

Natural gas (US$/mcf)

UK (TSEUK)	7.78	8.59	7.75

Latin America (Equion)	3.56	3.56	4.09

Total Share of Equity Investees	4.85	5.13	5.13

1)
The price for Talisman's crude oil and liquids in North America is lower than other oil prices as it is a heavier grade and includes more lower priced natural gas liquids.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2014	2013	2012

WTI (US$/bbl)	94.99	96.94	94.71

Dated Brent (US$/bbl)	101.27	108.02	111.13

HH gas (US$/mmbtu)	4.31	3.66	2.76

AECO-C (C$/GJ)	4.38	2.95	2.23

US$/C$	0.91	0.97	1.00

US$/£	1.65	1.56	1.59

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SEA(2)	Latin America	Other(3)	Total

CONSOLIDATED ENTITIES

2014

Future Cash Inflows	4,833	9,905	–	476	8,435	2,523	643	876	27,691

Future Costs

Transportation	(127)	(452)	–	(54)	(466)	(24)	(165)	(22)	(1,310)

Production	(1,940)	(2,598)	–	(226)	(824)	(1,167)	(222)	(181)	(7,158)

Development and Site Restoration	(1,246)	(1,759)	–	(676)	(393)	(371)	(30)	(7)	(4,482)

Future costs	(3,313)	(4,809)	–	(956)	(1,683)	(1,562)	(417)	(210)	(12,950)

Future Inflows before Income taxes	1,520	5,096	–	(480)	6,752	961	226	666	14,741

Future Income & Production revenue taxes	(185)	(114)	–	1,534	(2,783)	(262)	(12)	(187)	(2,009)

Net cash flows	1,335	4,982	–	1,054	3,969	699	214	479	12,732

Less 10% annual discount for estimated timing of cash flows	(66)	(2,189)	–	(939)	(1,382)	(88)	(51)	(113)	(4,828)

Discounted cash flows	1,269	2,793	–	115	2,587	611	163	366	7,904

8       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SEA(2)	Latin America	Other(3)	Total

2013

Future Cash Inflows(1)	6,952	8,583	–	1,249	8,857	3,548	223	1,288	30,700

Future Costs

Transportation	(278)	(417)	–	(59)	(405)	(2)	(32)	(31)	(1,224)

Production	(2,960)	(2,186)	–	(629)	(999)	(1,376)	(81)	(239)	(8,470)

Development and Site Restoration	(1,595)	(2,046)	–	(1,202)	(527)	(372)	(21)	(43)	(5,806)

Future costs	(4,833)	(4,649)	–	(1,890)	(1,931)	(1,750)	(134)	(313)	(15,500)

Future Inflows before Income taxes	2,119	3,934	–	(641)	6,926	1,798	89	975	15,200

Future Income & Production revenue taxes	(19)	–	–	1,565	(2,911)	(519)	–	(306)	(2,190)

Net cash flows	2,100	3,934	–	924	4,015	1,279	89	669	13,010

Less 10% annual discount for estimated timing of cash flows	(547)	(1,604)	–	(821)	(1,347)	(200)	(20)	(155)	(4,694)

Discounted cash flows	1,553	2,330	–	103	2,668	1,079	69	514	8,316

2012

Future Cash Inflows(1)	6,192	5,625	–	1,720	9,241	4,479	7	1,403	28,667

Future Costs	–	–	–	–	–	–	–	–

Transportation	(262)	(438)	–	(36)	(489)	(26)	(1)	(36)	(1,288)

Production	(2,644)	(1,538)	–	(1,031)	(1,397)	(1,540)	(1)	(248)	(8,399)

Development and Site Restoration	(1,517)	(1,406)	–	(832)	(613)	(547)	–	(52)	(4,967)

Future costs	(4,423)	(3,382)	–	(1,899)	(2,499)	(2,113)	(2)	(336)	(14,654)

Future Inflows before Income taxes	1,769	2,243	–	(179)	6,742	2,366	5	1,067	14,013

Future Income & Production revenue taxes	(104)	–	–	1,209	(2,803)	(715)	(1)	(379)	(2,793)

Net cash flows	1,665	2,243	–	1,030	3,939	1,651	4	688	11,220

Less 10% annual discount for estimated timing of cash flows	(462)	(816)	–	(736)	(1,386)	(342)	(1)	(165)	(3,908)

Discounted cash flows	1,203	1,427	–	294	2,553	1,309	3	523	7,312

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(4)

2014

Future Cash Inflows(1)	4,716	993	5,709

Future Costs

Transportation	(72)	(56)	(128)

Production	(3,066)	(179)	(3,245)

Development and Site Restoration	(2,379)	(111)	(2,490)

Future costs	(5,517)	(346)	(5,863)

Future Inflows before Income taxes	(801)	647	(154)

Future Income & Production revenue taxes	603	(149)	454

Net cash flows	(198)	498	300

Less 10% annual discount for estimated timing of cash flows	222	(94)	128

Discounted cash flows	24	404	428

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       9

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total Company

2013

Future Cash Inflows(1)	8,419	1,288	9,707

Future Costs

Transportation	(120)	(74)	(194)

Production	(5,390)	(236)	(5,626)

Development and Site Restoration	(3,205)	(204)	(3,409)

Future costs	(8,715)	(514)	(9,229)

Future Inflows before Income taxes	(296)	774	478

Future Income & Production revenue taxes	495	(178)	317

Net cash flows	199	596	795

Less 10% annual discount for estimated timing of cash flows	(75)	(135)	(210)

Discounted cash flows	124	461	585

2012

Future Cash Inflows(1)	11,305	1,662	12,967

Future Costs

Transportation	(200)	(58)	(258)

Production	(6,465)	(225)	(6,690)

Development and Site Restoration	(3,428)	(185)	(3,613)

Future costs	(10,092)	(468)	(10,561)

Future Inflows before Income taxes	1,212	1,193	2,406

Future Income & Production revenue taxes	(990)	(316)	(1,306)

Net cash flows	223	877	1,100

Less 10% annual discount for estimated timing of cash flows	78	(198)	(120)

Discounted cash flows	301	679	980

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam, Papua New Guinea and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2014	2013	2012

CONSOLIDATED ENTITIES(1)

Sales of oil & gas produced net of production costs	(3,052)	(3,038)	(4,165)

Net change in prices	1,096	1,328	(2,259)

Net change in transportation costs	(120)	45	(91)

Net changes in production costs	(97)	(23)	(654)

Net changes in future development & site restoration costs	(230)	(389)	(878)

Development costs incurred during year	844	911	2,018

Extensions, discoveries and improved recovery	1,104	1,194	(432)

Revisions of previous reserve estimates	(187)	46	(646)

Net purchases	–	2	2

Net sales of reserves in place	(1,110)	(38)	(3,066)

Accretion of discount	1,051	970	1,909

Net change in taxes	282	106	3,974

Other	7	(110)	(416)

Net change	(412)	1,004	(4,704)

10       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Year ended December 31 ($ millions)	2014	2013	2012

SHARE OF EQUITY INVESTEES(1)

Sales of oil & gas produced net of production costs	(145)	(347)	(373)

Net change in prices	(368)	(122)	61

Net change in transportation costs	6	(28)	–

Net changes in production costs	(18)	(467)	(15)

Net changes in future development & site restoration costs	(612)	(390)	(9)

Development costs incurred during year	657	546	158

Extensions, discoveries and improved recovery	49	92	237

Revisions of previous reserve estimates	150	(860)	4

Net purchases	–	65	–

Net sales of reserves in place	–	–	–

Accretion of discount	59	194	78

Net change in taxes	53	953	(28)

Other	12	(31)	309

Net change	(157)	(395)	422

1)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, 100% of Talisman's UK interests until December 17, 2012 are reported under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 is reported under "Share of Equity Investees".

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       11

Other Oil and Gas Information

Results of Operations from Oil and Gas Producing Activities

	North America(2)		North Sea		Southeast Asia(4)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2014

Net oil and gas revenue derived from proved reserves(1)	734	1,065	–	527	1,015	1,035	272	4,648

Less:

Production costs	232	270	–	332	119	375	62	1,390

Transportation	29	60	–	29	56	–	32	206

Exploration and dry hole expense	20	12	–	35	35	165	105	372

Depreciation, depletion, amortization, accretion and impairment expense	288	1,366	–	1,067	116	410	293	3,540

Tax expense (recovery)	25	9	–	(270)	307	146	22	239

Results of operations	140	(652)	–	(666)	382	(61)	(242)	(1,099)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2014

Net oil and gas revenue derived from proved reserves(1)			600				293	893

Less:

Production costs			718				49	767

Transportation			10				18	28

Exploration and dry hole expense			18				–	18

Depreciation, depletion, amortization, accretion and impairment expense			2,102				132	2,234

Tax expense (recovery)			(1,147)				70	(1,077)

Results of operations			(1,101)				24	(1,077)

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	140	(652)	(1,101)	(666)	382	(61)	(218)	(2,176)

12       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(2)		North Sea		Southeast Asia(4)
Year ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2013

Net oil and gas revenue derived from proved reserves(1)	752	880	–	577	1,176	1,026	230	4,641

Less:

Production costs	305	252	–	292	171	361	31	1,412

Transportation	48	55	–	25	55	–	8	191

Exploration and dry hole expense	11	28	–	56	18	101	134	348

Depreciation, depletion, amortization, accretion and impairment expense	770	724	–	751	121	410	45	2,821

Tax expense (recovery)	(95)	(16)	–	(221)	389	109	64	230

Results of operations	(287)	(163)	–	(326)	422	45	(52)	(361)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2013

Net oil and gas revenue derived from proved reserves(1)			718				357	1,075

Less:

Production costs			648				47	695

Transportation			12				21	33

Exploration and dry hole expense			40				1	41

Depreciation, depletion, amortization, accretion and impairment expense			1,193				101	1,294

Tax expense (recovery)			(748)				63	(685)

Results of operations			(427)				124	(303)

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(287)	(163)	(427)	(326)	422	45	72	(664)

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       13

	North America(2)		North Sea		Southeast Asia(4)
	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2012

Net oil and gas revenue derived from proved reserves(1)	755	654	2,009	912	1,157	1,033	220	6,740

Less:

Production costs	333	222	1,002	348	167	251	31	2,354

Transportation	34	58	28	41	52	1	7	221

Exploration and dry hole expense	39	12	11	80	28	142	272	584

Depreciation, depletion and amortization, accretion and impairment expense	909	610	611	2,166	96	326	315	5,033

Tax expense (recovery)	(130)	–	215	(1,429)	372	167	(1)	(806)

Results of operations	(430)	(248)	142	(294)	442	146	(404)	(646)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2012

Net oil and gas revenue derived from proved reserves(1)			59				403	462

Less:

Production costs			33				56	89

Transportation			–				–	–

Exploration and dry hole expense			1				31	32

Depreciation, depletion, amortization, accretion and impairment expense			177				110	287

Tax expense (recovery)			(110)				68	(42)

Results of operations			(42)				138	96

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(430)	(248)	100	(294)	442	146	(266)	(550)

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
The North America reporting segment includes operations in Canada and the US.

3)
The North Sea segment includes operations in Norway.

4)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

5)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

6)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

14       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Capitalized Costs Relating to Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2014

Proved properties	5,107	7,317	–	3,732	1,642	3,851	611	22,260

Unproved properties	871	475	–	125	37	630	406	2,544

	5,978	7,792	–	3,857	1,679	4,481	1,017	24,804

Less:

Accumulated depreciation, depletion and amortization	3,127	3,532	–	3,478	701	2,561	347	13,746

Net capitalized costs	2,851	4,260	–	379	978	1,920	670	11,058

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2014

Proved properties			6,946				953	7,899

Unproved properties			54				–	54

			7,000				953	7,953

Less:

Accumulated depreciation, depletion and amortization			5,659				424	6,083

Net capitalized costs			1,341				529	1,870

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	2,851	4,260	1,341	379	978	1,920	1,199	12,928

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       15

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Proved properties	6,369	6,383	–	3,555	1,726	3,454	555	22,042

Unproved properties	905	675	–	289	19	698	579	3,165

	7,274	7,058	–	3,844	1,745	4,152	1,134	25,207

Less:

Accumulated depreciation, depletion and amortization	4,381	2,324	–	3,020	702	2,161	290	12,878

Net capitalized costs	2,893	4,734	–	824	1,043	1,991	844	12,329

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Proved properties			5,597				855	6,452

Unproved properties			207				–	207

			5,804				855	6,659

Less:

Accumulated depreciation, depletion and amortization			4,067				293	4,360

Net capitalized costs			1,737				562	2,299

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	2,893	4,734	1,737	824	1,043	1,991	1,406	14,628

16       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Proved properties	6,938	5,171	–	2,902	1,457	3,503	364	20,335

Unproved properties	1,194	1,006	–	1,970	196	336	1,061	5,763

				–

	8,132	6,177	–	4,872	1,653	3,839	1,425	26,098

Less:

Accumulated depreciation, depletion and amortization	4,075	1,646	–	4,165	602	1,792	692	12,972

Net capitalized costs	4,057	4,531	–	707	1,051	2,047	733	13,126

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Proved properties			4,778				704	5,482

Unproved properties			197				–	197

			4,975				704	5,679

Less:

Accumulated depreciation, depletion and amortization			2,795				158	2,953

Net capitalized costs			2,180				546	2,726

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       17

Costs Incurred in Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2014

Property acquisition costs

Proved	–	–	–	–	–	–	–	–

Unproved	5	14	–	–	23	18	–	60

Exploration costs	105	13	–	59	32	210	215	634

Development costs	325	890	–	124	58	231	8	1,636

Asset retirement costs	33	(8)	–	158	6	44	11	244

Total costs incurred	468	909	–	341	119	503	234	2,574

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2014

Property acquisition costs

Proved	2	–	2

Unproved	–	–	–

Exploration costs	56	–	56

Development costs	549	103	652

Asset retirement costs	946	(5)	941

Total costs incurred	1,553	98	1,651

18       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Property acquisition costs

Proved	6	–	–	–	–	105	–	111

Unproved	2	17	–	–	–	–	–	19

Exploration costs	99	26	–	88	27	162	238	640

Development costs	283	925	–	337	133	220	11	1,909

Asset retirement costs	12	(7)	–	310	(5)	(65)	6	251

Total costs incurred	402	961	–	735	155	422	255	2,930

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Property acquisition costs

Proved	–	–	–

Unproved	–	–	–

Exploration costs	60	–	60

Development costs	491	118	609

Asset retirement costs	287	1	288

Total costs incurred	838	119	957

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       19

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	USA	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Property acquisition costs

Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	584	502	103	264	8	2,882

Asset retirement costs	81	53	152	156	3	78	34	557

Total costs incurred	603	1,200	788	737	138	569	459	4,494

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Property acquisition costs

Proved			–

Unproved			–

Exploration costs	–		–

Development costs	24	97	121

Asset retirement costs	153	(1)	152

Total costs incurred	178	96	274

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

20       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Acreage

Years ended December 31, 2014 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

CONSOLIDATED

North America(1)

Canada (Including Frontier)(2)	627.3	417.0	6,756.4	4,228.1	7,383.7	4,645.1

United States	122.5	95.0	505.4	412.8	627.9	507.8

Total North America	749.8	512.0	7,261.8	4,640.9	8,011.6	5,152.9

North Sea(3)

Norway	43.0	18.0	743.1	363.8	786.1	381.8

Total North Sea	43.0	18.0	743.1	363.8	786.1	381.8

Southeast Asia

Indonesia	249.5	62.5	7,821.7	4,095.2	8,071.2	4,157.7

Malaysia	96.1	40.7	2,098.9	1,341.6	2,195.0	1,382.3

Vietnam	30.7	5.4	13,559.7	7,636.6	13,590.4	7,642.0

Australia/Timor-Leste	11.0	4.0	50.5	18.8	61.5	22.8

Papua New Guinea	0.0	0.0	6,433.8	4,049.9	6,433.8	4,049.9

Total Southeast Asia	387.3	112.6	29,964.6	17,142.1	30,351.9	17,254.7

Latin America

Colombia(4)	24.3	10.9	8,845.9	4,246.2	8,870.2	4,257.1

Peru	0.0	0.0	0.0	0.0	0.0	0.0

Total Latin America	24.3	10.9	8,845.9	4,246.2	8,870.2	4,257.1

Other

Algeria	113.5	17.9	82.4	16.5	196.0	34.4

Rest of World(5)	0.0	0.0	227.6	119.8	227.6	119.8

Total Other	113.5	17.9	310.0	136.3	423.6	154.2

TOTAL CONSOLIDATED	1,317.9	725.4	47,125.4	26,529.3	48,443.4	27,200.7

EQUITY INVESTMENTS

TSEUK	252.0	95.1	564.7	176.6	816.7	271.7

Equion	141.3	28.1	0.0	0.0	141.3	28.1

TOTAL EQUITY INVESTMENTS	393.3	123.2	564.7	176.6	958.0	299.8

TOTAL TALISMAN(6)

Total Worldwide	1,711.2	848.6	47,690.1	26,705.9	49,401.4	27,500.5

1)
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing and, for non-shale wells, the actual Drilling Spacing Unit has been used.

2)
Canada undeveloped acreage includes "Frontier" acreage of 4,932.0 gross (2,790.1 net) thousand acres in the Northwest Territories, Yukon and Nunavut and 37 gross/net thousand acres of non-oil and gas rights in British Columbia and Saskatchewan.

3)
Does not include acreage attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

4)
Does not include acreage attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

5)
Rest of World includes the Kurdistan Region of Iraq.

6)
Total Consolidated plus Total Equity Investments.

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       21

Advisories and Abbreviations

The references to reserves volumes in this Exhibit are to reserves volumes estimated in accordance with US disclosure standards.

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from Canadian securities regulators that exempts Talisman from the requirement under Canadian disclosure standards to have its reserves evaluated or audited by independent reserves evaluators. The reserves information in this Exhibit is provided pursuant to the requirements of the exemption. Please refer to Talisman's Annual Information Form under the heading "Internal Evaluation" for additional information.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

bbl	barrel
bbls	barrels
bcf	billion cubic feet
boe	barrels of oil equivalent
C$	Canadian dollar
HH	Henry Hub
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mmbbls	million barrels
mmboe	million barrels of oil equivalent
UK	United Kingdom
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate
£	Pound sterling

22       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

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  EXHIBIT 99.8